PURCHASE AGREEMENT

      Snoqualmie Asset Fund, Inc. (the “Fund”), a Maryland corporation, and Fay L. Chapman (the “Purchaser”), hereby agree as follows:

      1.      The Fund hereby offers and the Purchaser hereby purchases ten (10) shares of common stock (hereinafter known as “Shares”) at a price of $100 per Share. The Purchaser hereby acknowledges purchase of the Shares and the Fund hereby acknowledges receipt from the Purchaser of funds in the amount of $1,000 in full payment for the Shares. It is further agreed that no certificate for the Shares will be issued by the Fund.

      2.      The Purchaser represents and warrants to the Fund that the Purchaser is purchasing for the Purchaser’s own account and not with a view to or for sale in connection with any distribution of the security.

      IN WITNESS WHEREOF, the parties hereto have executed the Agreement as of the 25th day of August, 2000.

Attest:	Snoqualmie Asset Fund, Inc.

/s/ Katherine Lohman	By: /s/ Robert H. Miles

Title: Vice- President

Attest:

/s/ Linda O’Brien	By: /s/ Fay L. Chapman

Fay L. Chapman